October 15, 2018

Daniel Hennessy
Chairman and Chief Executive Officer
Hennessy Capital Acquisition Corp IV
3485 N. Pines Way, Suite 110
Wilson, Wyoming 83014

       Re: Hennessy Capital Acquisition Corp IV
           Draft Registration Statement on Form S-1
           Submitted September 18, 2018
           CIK No. 0001750153

Dear Mr. Hennessy:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Coverpage

1. With reference to your disclosures on page 2, please revise the first paragraph to identify the business sector and size of the business opportunity you intend to target.
2. In light of your disclosure on page 51 concerning the non-binding nature of the Nomura forward purchase agreement, it is not clear how this agreement is one of the most significant aspects of the offering and why it should be highlighted on the cover page. To the extent that you include disclosure on the cover page to highlight conflicts of interest with your lead underwriter, then revise to focus your cover page disclosure on the
 Daniel Hennessy
FirstNameCapital Acquisition Corp IV
Hennessy LastNameDaniel Hennessy
Comapany NameHennessy Capital Acquisition Corp IV
October 15, 2018
October 15, 2018 Page 2
Page 2
FirstName LastName
         conflicts, including, as applicable:
           the applicable ownership threshold that FINRA uses for determining when an underwriter has a conflict of interest;
           the ownership percentage that Nomura potentially may hold as a result of the forward purchase agreement;
           whether Nomura may exercise its purchase rights and receive some or all of the 12.5 million Class A shares at a discount to the then-prevailing market price; and
           the marketing advisory fee which, as disclosed on page 143, represents 3% of IPO gross proceeds.
3. With reference to your disclosures on pages 12 and 63, please revise the disclosure in the fifth paragraph to highlight briefly the anti-dilution protection afforded to the Class B holders and the plans to ensure that initial stockholders maintain 20% of the issued and outstanding securities.
Business Opportunity Overview, page 2

4. We refer to the second paragraph under the heading. Please revise to provide support for the claims contained in each sentence of the paragraph. Alternatively, please delete the statements here, and in the Business section, as applicable. Competitive Strengths, page 2

5. We note your statements that your CEO and your sponsor participated in prior SPACs.
         Please disclose in an appropriate section of your prospectus the benefits received by your control persons from all prior association with entities created to engage in a business combination.
6. Please revise your Summary disclosure to provide equal prominence to negative operating results or stock price performance, if any, experienced at either of the companies acquired by the Hennessy I or II SPACs. For example, we note that Daseke's share price has decreased since the February 2017 acquisition and that the current share price may be below the price paid by IPO investors.
Nomura Equity Backstop Facility, page 3

7. Please tell us your basis for referring to the Nomura agreement as a "backstop facility" in your prospectus disclosure given your disclosure on page 51 that Nomura is under no obligation to commit funding. Substantially revise the second and third sentences to reflect the conditional nature of any potential Nomura investment and the fifth sentence to clarify how the agreement gives you a competitive advantage. Revise the fourth sentence to clarify, if true, that Hennessy III and Nomura entered the agreement post-IPO. Also, tell us whether Hennessy III disclosed the identity of the business acquisition candidate to
         Nomura prior to execution of the backstop facility.
 Daniel Hennessy
FirstNameCapital Acquisition Corp IV
Hennessy LastNameDaniel Hennessy
Comapany NameHennessy Capital Acquisition Corp IV
October 15, 2018
October 15, 2018 Page 3
Page 3
FirstName LastName
Corporate Information, page 6

8. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Founder shares, page 10

9. Please show us the calculations supporting your disclosure regarding the number of public shares needed to vote in favor of a transaction, given your disclosure that approval requires only a majority of outstanding shares voted.
Manner of conducting redemptions, page 18

10. Please revise the disclosure on page 19 and elsewhere as applicable to clarify whether the 12.5 million Class A shares underlying the Nomura forward purchase agreement could be exercised and voted in favor of the initial business combination. If so, revise here and elsewhere to disclose whether the Sponsor and Nomura could control a majority of the shares eligible to vote on the combination.
If we seek stockholder approval..., page 30

11. Please revise to clarify whether Nomura may elect to purchase shares or warrants from public shareholders.
Certain Relationships and Related Party Transactions, page 118

12. You state that you have agreed to pay an affiliate of your sponsor a total of $15,000 per month for office space, utilities and secretarial and administrative support. Please identify the affiliate. Refer to Item 404(a)(1) of Regulation S-K.
Founder Shares, page 124

13. We note that holders of founder shares have agreed to waive (i) their redemption rights with respect to any founder shares and any public shares held by them in connection with the completion of our initial business combination, (ii) their redemption rights with respect to their founder shares and public shares in connection with a stockholder vote to amend the certificate of incorporation with respect to certain matters, and (iii) their rights to liquidating distributions from the trust account with respect to any founder shares held by them if the initial business combination is not completed within 24 months from the offering's closing. Please clarify here, and elsewhere in the prospectus as appropriate, whether permitted transferees would be subject to the same agreements. Daniel Hennessy
Hennessy Capital Acquisition Corp IV
October 15, 2018
Page 4
Exclusive forum for certain lawsuits, page 131

14. You state that your amended and restated certificate of incorporation will require "to the fullest extent permitted by law" that derivative actions brought in your name may be brought only in the Court of Chancery in the State of Delaware. Please revise to clarify whether the charter provision applies to actions arising under the federal securities laws.
       Also ensure that the exclusive forum provision in your proposed organizational documents clarifies its applicability. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Underwriting (Conflicts of Interest), page 142

15. Please refer to Item 508(e) of Regulation S-K and revise the table on page 143 to disclose the value of the forward purchase agreement. In this regard, we note your disclosure on page 144 that any purchase shares will be considered underwriting compensation in connection with the offering. Also, revise the table to the extent the Business
       Combination Marketing Agreement is deemed to be underwriter's compensation.
General

16. Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.
       You may contact Christine Torney at 202-551-3652 or Sharon Blume at 202-551-3474 if
you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Joe McCann at 202-551-6262 with any other questions.



                                                              Sincerely,
FirstName LastNameDaniel Hennessy
                                                              Division of
Corporation Finance
Comapany NameHennessy Capital Acquisition Corp IV
                                                              Office of
Healthcare & Insurance
October 15, 2018 Page 4
cc:       Joshua Englard, Esq.
FirstName LastName